EXHIBIT 99.1

                  [THE DIALOG CORPORATION PLC LETTERHEAD]

News Announcement
For Immediate Release

                 The Dialog Corporation Reports 1999 First
                  Quarter Results; Chairman Mander Retires

      LONDON and CARY, N.C.--(BUSINESS WIRE)--May 28, 1999--The Dialog Corporation plc (Dialog) (NASDAQ:DIAL, LSE:DLG), a leading provider of Internet-based information, technology, and eCommerce solutions to the corporate market, today announced operating results for the three-month period ended March 31, 1999. (All figures are according to U.K. G.A.A.P. and have been converted from G.B.P. ((pound)) to U.S. dollars ($) for information purposes at the prevailing exchange rate on March 31, 1999 of (pound)1=$1.614).

Financial Highlights

--    Q1 revenues of $68.9 million - 7.8% increase over Q4 1998

-- Q1 operating costs (before depreciation and amortization) of $25.2 million reflect enhanced sales force and new eCommerce infrastructure

--    Q1 operating profit of $7.9 million achieved

-- Information Services division accounted for 97% of total revenues and demonstrated revenue growth of 7.6% over Q4 1998. The Division had its first sales of the newly developed Dialog Intranet Toolkit during the quarter

-- Web Solutions division sales were $1.6 million from established contracts with the BBC (British Broadcasting Corporation) and the DTI (UK Department of Trade and Industry), together with sales of Muscat search technology and corporate intranet sales

- eCommerce revenues were approximately $480,000 in the quarter; corporate customers increased 50% to 150

     The first quarter operating results are in line with expectations and reflect the changes in pricing structure implemented in mid-1998. They also reflect investment in establishing our eCommerce infrastructure and the enhancement of our global sales force which commenced in Q4 1998.

Debt Structure

     As announced last week, the Board is addressing the current debt structure of the Group so as to permit more effective use of business cash flows in the high growth market opportunities of Information Services, Web Solutions and eCommerce. The Board is currently actively engaged in discussions which, subject to their outcome, would result in a substantial alleviation of the current debt burden on the Group, with particular regard to interest costs and scheduled debt repayments. For the purpose of providing clarity to shareholders, discussions relating specifically to the current debt structure are separate from discussions relating to major strategic initiatives referred to below.

Strategic Initiatives

     As previously announced on May 17, 1999 the Board is at an advanced stage in its discussions pertaining to major strategic initiatives and currently anticipates being in a position to make a further announcement in due course.

Board Change

     After more than eleven years as Chairman and following recent heart surgery, Michael Mander is today stepping down as Chairman and has determined not to offer himself for re-election as a Director at the AGM in July. Michael became a Director of Dialog (previously M.A.I.D plc) in 1986 and Chairman in 1988. During this time he has played a key role in the growth and development of the Company. He has agreed to continue to support the Company as a consultant.

Outlook

     Dialog continues to enjoy significant market opportunities which could deliver enhanced shareholder value were the Group to have a lower debt burden and be able to release cash funds into its chosen business areas. The Board continues to pursue relevant opportunities vigorously with the firm belief of delivering on shareholder expectations. Discussions continue on a number of fronts. The interest from third parties in these discussions is very encouraging and underscores the Board's belief in the inherent value of Dialog, its InfoSort technology and the vision of its management team in terms of delivering innovative solutions to information end-users.

     Allen Thomas, Deputy Chairman of Dialog Corporation Plc, commented:
"1999 has commenced with a strong focus on the growth drivers of the business and the need to address the Group's current debt position. I am confident that significant progress is being made in addressing these issues and expect the Group to be delivering news of progress in the near future.

     "With regard to Michael Mander stepping down, the entire Board joins me in thanking Michael for his firm, patient leadership and wise counsel, and wishes him good health and happiness in the future. His experience and vision in guiding the Group has contributed strongly to its current market leadership position."

     This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are subject to the "safe harbor" created by those sections. The forward-looking statements can be identified by terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "inevitable," "believe" or "continue" or variations thereon, and include, among others, the launch dates of the Company's products noted above. The Company's actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including, among others, those set forth under the caption "Risk Factors" in the Company's most recent Report on Form 20-F or generally in the Company's Reports on Form 6-K. The Company disclaims any obligation to update these forward-looking statements as a result of subsequent events.

The Dialog Corporation plc
Quarter ended March 31, 1999
Profit and loss account (unaudited)

                                      1999                   1998
                                      ----                   ----
                                     $'000                  $'000
 Turnover                            68,902                 72,327
 Cost of sales                      (29,327)               (31,447)
                                    -------                -------
 Gross profit                        39,575                 40,880
 Distribution costs                  (7,931)                (8,310)
 Administrative expenses            (20,260)               (19,211)
 Amortisation of development
  costs/goodwill                     (3,450)                (2,329)
 Exceptional restructuring
  charges                                -                  (1,067)
                                    -------                -------
 Operating profit                     7,934                  9,963

 Net interest payable                (7,248)                (6,980)
 Profit on ordinary activities
   before taxation                      686                  2,983
 Taxation on profit on
   ordinary activities                  (77)                  (333)
                                   --------                -------
 Profit on ordinary activities
   after taxation                       609                  2,650
 Minority equity interests              218                   (187)
                                   --------                -------
 Retained profit                        827                  2,463
                                   ========                =======

 Earnings per ADS (cents)               2.2                    6.6

 ADSs used in computing earnings
   per ADS (thousands)               37,885                 37,562

     The financial results set forth above represent the company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.6143 being the rate of exchange on March 31, 1999, the last trading day of the period.


The Dialog Corporation plc
March 31, 1999
Balance sheet (unaudited)

                                 March 31             December 31
                                   1999                  1998
                                   $'000                 $'000

 FIXED ASSETS
 Intangible assets                40,796                37,377
 Goodwill                         12,299                12,391
 Tangible assets                  27,814                28,848
 Investments                      20,937                19,943
                                 -------               -------
                                 101,846                98,559
                                 -------               -------

 CURRENT ASSETS
 Stocks                              312                   357
 Debtors                          75,838                69,061
 Cash at bank and in hand          9,118                 7,255
 Assets held for resale              -                   1,601
                                 -------               -------
                                  85,268                78,274

 CREDITORS (amounts falling
 due within one year)           (106,103)              (94,993)
                                 -------              --------

 NET CURRENT LIABILITIES         (20,835)              (16,719)
                                 -------              --------

 TOTAL ASSETS LESS CURRENT
   LIABILITIES                    81,011                81,840

 CREDITORS (amounts falling due
 after more than one year)      (230,892)             (225,584)

 Provisions for liabilities
   and charges                    (6,012)               (7,582)
                                --------              --------
                                (155,893)             (151,326)
                                ========              ========

 CAPITAL AND RESERVES
 Called up share capital           2,446                 2,444
 Share premium account           245,724               245,580
 Shares to be issued               1,561                 1,561
 Profit and loss account        (407,185)             (402,650)
                                --------              --------
 Ordinary shareholders' funds   (157,454)             (153,065)

 Minority interest                 1,561                 1,739
                                --------              --------

 Total shareholders' funds      (155,893)             (151,326)
                                ========              ========


     The financial results set forth above represent the Company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.6143 being the rate of exchange on March 31, 1999, the last trading day of the period.

General

     These results are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year ended December 31, 1998 have not been audited by the Company's auditors, PricewaterhouseCoopers (formerly Price Waterhouse). The financial statements for the year ended December 31,1997 have been reported on by Price Waterhouse and delivered to the Registrar of Companies. The audit report was not qualified and neither did it contain any statements under Section 237 (2) or (3) of the Companies Act 1985. The unaudited results for the three months ended March 31, 1999 have been prepared in accordance with the accounting policies stated in the 1997 Annual Report and Accounts.


     CONTACT:  The Dialog Corporation plc
               David Mattey, Chief Financial Officer
               011 44 171 930 6900

                                     or

               Kristian Talvitie, U.S. Investor Relations kristian_talvitie@dialog.com
               212/381-1824

                                     or

               Jaffoni & Collins Incorporated
               David C. Collins/Robert L. Rinderman
               dial@jcir.com
               212/835-8500